UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm -- Potential Contract With US Marine Corps

ARLINGTON, VA 05/10/06 -- Metal Storm Limited (ASX trading code: MST) and
(NASDAQ: MTSX).

Metal Storm advises that the US Marine Corps (USMC) Systems Command, on behalf of the USMC Warfighting Laboratory, has placed a notice on the US Federal
Business Opportunities website,
http://www.fbo.gov/spg/DON/USMC/M67854/M6785406Q9049/Attachments.html, that it intends to award a Sole Source research and development Contract to Metal
Storm for the design and fabrication of a stacked round firing system for FIN
Stabilized High Explosive Ammunition.

The USMC is required to place such a notice where it intends to solicit and negotiate with only one source before confirming a contract award. The amount currently set aside for this contract is approximately US$331,000, subject to negotiation.

Metal Storm expects to be advised of the outcome of this process, and whether
USMC will proceed to the negotiating and awarding of the proposed contract, by mid-June 2006.

Metal Storm will advise the ASX and NASDAQ markets once it has been notified by the USMC of a confirmed contract award.

Notes:

Metal Storm'sAustralian Stock Exchange trading code: MST

Metal Storm's NASDAQ Small Cap ticker symbol: MTSX

About Metal Storm

Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique "stacked projectile" technology. The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm's weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor

Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

Company Contact:
Investor queries:
Ian Gillespie
Chief Operating Officer
Metal Storm Limited
Ph: +61 (0) 7 3221 9733

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 10, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary